UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)*

Synovics Pharmaceuticals, Inc.

 (Name of Issuer)

Common Stock

 (Title of Class of Securities)

87163M10 1 (formerly 090946 10 4)

(CUSIP Number)

Andrew C. Peskoe, Esq., Golenbock Eiseman Assor Bell & Peskoe LLP,

437 Madison Avenue, New York, New York  10022  (212-907-7300)

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

May 9, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP N0.: 87163M10 1 (formerly 090946 10 4)

1)	NAME OF REPORTING PERSON Maneesh Pharmaceuticals Ltd.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS WC
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 0
	8)	SHARED VOTING POWER 24,904,700
	9)	SOLE DISPOSITIVE POWER 0
	10)	SHARED DISPOSITIVE POWER 24,904,700
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,904,700
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.4%
14)	TYPE OF REPORTING PERSON OO

CUSIP N0.: 87163M10 1 (formerly 090946 10 4)

1)	NAME OF REPORTING PERSON Svizera Holdings BV
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS WC
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 0
	8)	SHARED VOTING POWER 19,404,700
	9)	SOLE DISPOSITIVE POWER 0
	10)	SHARED DISPOSITIVE POWER 19,404,700
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,404,700
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.1%
14)	TYPE OF REPORTING PERSON OO

CUSIP N0.: 87163M10 1 (formerly 090946 10 4)

1)	NAME OF REPORTING PERSON Vinay R. Sapte
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS OO
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 0
	8)	SHARED VOTING POWER 24,904,700
	9)	SOLE DISPOSITIVE POWER 0
	10)	SHARED DISPOSITIVE POWER 24,904,700
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,904,700
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.4%
14)	TYPE OF REPORTING PERSON IN

CUSIP N0.: 87163M10 1 (formerly 090946 10 4)

1)	NAME OF REPORTING PERSON Maneesh Sapte
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS OO
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 0
	8)	SHARED VOTING POWER 24,904,700
	9)	SOLE DISPOSITIVE POWER 0
	10)	SHARED DISPOSITIVE POWER 24,904,700
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,904,700
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.4%
14)	TYPE OF REPORTING PERSON IN

This Amendment No. 3 to Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on September 22, 2006, as amended by Amendment No. 1 thereto filed on November 16, 2006, and Amendment No. 2 thereto filed on May 7, 2008 (as amended, the “Schedule 13D”). Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

ITEM 1. SECURITY AND ISSUER

Item 1 is hereby amended and restated in entirety as follows:

This Statement relates to the common stock, $.001 par value (the “Common Stock”) of Synovics Pharmaceuticals, Inc., a Nevada corporation (“Synovics” or the “Company”). The address of the principal executive offices of Synovics is 5360 Northwest 35th Avenue, Ft. Lauderdale, Florida 33309.

ITEM 2. IDENTY AND BACKGROUND

Item 2 is hereby amended as follows:

This Schedule 13D is being filed by Vinay R. Sapte, Maneesh Sapte, Maneesh Pharmaceuticals Ltd. (“Maneesh”) and Svizera Holdings BV (“Svizera”) (Vinay Sapte, Maneesh Sapte, Maneesh and Svizera are collectively referred to as the “Reporting Persons”), in each case with respect to the Common Stock indicated:

(i)

Vinay R. Sapte is a citizen of India. Mr. Sapte is the Managing Director of  Maneesh. Mr. Sapte owns approximately 75% of the outstanding ownership interest of Maneesh. His business address is 23-24 Kalptaru Court, C.G. Road, Chembour, Mumbai -- 400 074 India. Mr. Sapte is the brother of Maneesh Sapte.

(ii)

Maneesh Sapte is a citizen of India. Mr. Sapte is a Director of Maneesh. His business address is 23-24 Kalptaru Court, C.G. Road, Chembour, Mumbai -- 400 074 India. Mr. Sapte is the brother of Vinay Sapte.

(iii)

Maneesh is an Indian private limited company. Maneesh is a manufacturer and distributor of pharmaceutical products in India as well as elsewhere in the world and its business address is 23-24 Kalptaru Court, C.G. Road, Chembour, Mumbai -- 400 074 India.

(iv)

Svizera is a private limited company organized in the Netherlands and is a wholly-owned subsidiary of Maneesh. Svizera’s business address is Antennestraat 43, Post Box 60300, 1320 AY, Almere, The Netherlands.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended as follows:

As further discussed in Item 6 below, pursuant to a Subscription Agreement dated May 9, 2008 between the Company and Svizera (the “Subscription Agreement”), Svizera agreed to acquire 10,000 shares of Series C Stock (as defined in Item 4 below), at a purchase price of $500 per share, and 5,000,000 Warrants for an aggregate cash purchase price of $5,000,000. The $5,000,000 was provided solely out of the working capital of Svizera.  In addition, in exchange for its Bridge Note (as defined in Item 4 below), Svizera acquired 2,213 shares of Series C Stock, 1,106,500 Warrants issuable pursuant to the Bridge Note, and an additional 885,200 Warrants issuable pursuant to an agreement dated April 3, 2008 among the Company and the holders of all Bridge Notes.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons acquired beneficial ownership of the shares of Common Stock as described in this Schedule 13D, initially, for investment purposes and, currently, with the intention of obtaining the right to designate for appointment and election of a majority of the Directors on the Company’s Board of Directors.

Except as set forth below as to subparagraphs (a) and (d) of Item 4 and in Item 6 of Schedule 13D, none of the Reporting Persons has any present plans or proposals which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

(a)

As further described in Item 6 below, on April 3, 2008 Maneesh, through Svizera, purchased a Convertible Promissory Note dated April 3, 2008 in the principal amount of $1 million (the “Bridge Note”) issued by Kirk Pharmaceuticals, LLC, a Florida limited liability company (“Kirk”). Kirk is a wholly-owned subsidiary of Synovics.

As further described in Item 6 below, in connection with its purchase of the Bridge Note, Svizera obtained the right, along with other holders of bridge notes of like tenor (the “2008 Bridge Notes”), upon the initial closing of the Company’s offering (the “Series C Offering”) of its Series C Convertible Redeemable Preferred Stock, $.001 par value (“Series C Stock”), to “roll-over” its Bridge Note in exchange for shares of the Company’s Series C Stock at a premium equal to 110% of the unpaid principal and interest of the Bridge Note and its proportionate share of any warrants, options, rights or other securities issued to purchasers of Series C Stock, to acquire additional Warrants for Common Stock initially equal to 40% (subject to increase depending on the timing of the closing of the Series C Offering) of the number of shares of Common Stock issuable upon conversion of the Series C Stock issuable upon conversion of the Bridge Note, and to purchase an additional $5 million of Series C Preferred Stock and Warrants.   The Company also agreed to issue to Svizera 200,000 shares of Common Stock in consideration of its purchase of the Bridge Note.

The initial closing of the Company’s Series C Offering occurred on May 9, 2008.  In connection therewith, (i) Svizera exchanged its Bridge Note for 2,213 shares of Series C Stock, 1,106,500 Warrants issuable pursuant to the Bridge Note and an additional 885,200 Warrants issuable pursuant to an agreement dated April 3, 2008 among the Company and the holders of all Bridge Notes, and (ii) Svizera subscribed for 10,000 shares of Series C Stock and an additional 5,000,000 Warrants for an aggregate cash purchase price of $5,000,000.

The 2,213 shares of Series C Stock issuable upon exchange of the Svizera Bridge Note may, subject to the Series C Certificate of Designations (as defined in Item 6 below), be converted at any time into an aggregate of 2,213,000 shares of Common Stock.  The 10,000 shares of Series C Stock purchased for cash by Svizera are convertible, subject to the Series C Certificate of Designations, into an aggregate of 10,000,000 shares of Common Stock.  All such Warrants are exercisable at the option of the holder thereof at any time and from time to time for five years for shares of Common Stock at an exercise price of $.75 per share, subject to adjustment for, among other things, stock splits, stock dividends, distributions, reclassifications and sales below the exercise price.

In connection with Svizera’s purchase of the Bridge Note, the Company agreed to issue an additional 3,000,000 shares of Common Stock to Maneesh if Maneesh becomes a guarantor of the Company’s credit facility with Bank of India (“BOI”) and the principal amount of advances under the credit facility is increased to $10,000,000.

The Reporting Persons may be willing in the future to consider an additional investment in the Company’s securities.

(d)

As further described in Item 6 below, as a result of recent changes to the composition of the Company’s Board of Directors following the release on April 29, 2008 of the guaranties of the Company’s credit facility with  BOI given by Nostrum Pharmaceuticals, Inc. (“Nostrum”) and Dr. Nirmal Mulye (“Mulye”) and of a related undertaking, and the replacement thereof with a letter of credit obtained by Maneesh in favor of BOI securing the credit facility, the Company’s current board members are Ronald Lane and Vinay Sapte.  Maneesh Sapte, Jyotindra Gange and Harcharan Singh are proposed to fill vacancies on the Company’s Board on May 23, 2008 resulting from an increase in the size of the Board to five (that will become effective on May 23, 2008) and the recent resignations of Messrs. McCormick and Feldheim.  If the new five member Board decides to expand to seven members, such vacancies shall be filled by a fourth Maneesh representative and a representative of Axiom Capital Management, Inc.

The Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate. The Reporting Persons may from time-to-time (i) acquire additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of shares of Common Stock at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.

The Company has advised the Reporting Persons that the 1,500,000 shares of Common Stock initially beneficially owned by the Reporting Persons were issued in a transaction that was exempt from registration requirements of the Securities Act of 1933, as amended, and that, therefore, those shares are restricted as to resale. The Company has not yet issued the following securities, which will also be restricted as to resale, except to the extent registration rights are available therefor, as discussed further in Item 6 below: (i) 4,000,000 shares of Common Stock to which Maneesh is entitled for obtaining the release of the Nostrum and Mulye guarantees; (ii) 200,000 shares of Common Stock to which Svizera is entitled for purchasing its Bridge Note from Kirk; (iii) 2,213 shares of Series C Stock to which Svizera is entitled for the exchange of its Bridge Note (which are initially convertible into 2,213,000 shares of Common Stock); (iv) 1,106,500 Warrants issuable to Svizera pursuant to the Bridge Note, (v) 885,200 Warrants issuable to Svizera pursuant to an agreement dated April 3, 2008 among the Company and the holders of all Bridge Notes to which Svizera is entitled for the exchange of its Bridge Note; (vi) 10,000 shares of Series C Stock that Svizera purchased for cash (which are initially convertible into 10,000,000 shares of Common Stock); and (vii) 5,000,000 Warrants that Svizera purchased for cash.

(e)

Pursuant to the Subscription Agreement between the Company and each purchase of Series C Stock, the Company has agreed to prepare, file with the SEC and distribute to its stockholders, a proxy statement or information statement, as applicable, on Schedule 14A or Section 14C of the Securities Exchange Act of 1934, as amended, and to schedule and hold any meeting of stockholders required to increase the authorized capitalization of the Company to at least such number of shares of Common Stock as shall be sufficient to permit the conversion, exercise or exchange of all outstanding securities of the Company as are convertible into or exercisable or exchangeable for, Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)

See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons.  Based on information in the Company's Current Report on Form 8-K filed May 15, 2008, the Reporting Persons (other than Svizera) collectively beneficially own an aggregate of 24,904,700 shares, or 51.4%, of the Company’s currently outstanding shares of Common Stock, which include 29,202,356 shares of Common Stock outstanding as of May 9, 2008 (excluding 10,661,000 shares of Common Stock being treated as treasury stock) and after giving effect to (i) 4,000,000 shares of Common Stock that the Company has agreed to issue (but has not issued as of the date hereof) to Maneesh for obtaining the release of the Nostrum and Mulye guaranties of the Company’s credit facility with BOI and their related undertaking, (ii) 1,358,458 shares of Common Stock that the Company has agreed to issue to all holders of the 2008 Bridge Notes (but has not issued as of the date hereof), (iv) 1,091,812 shares of Common Stock that the Company has agreed to issue (but has not issued as of the date hereof) to certain of the Company’s 2005 Bridge Note holders, (v) an aggregate of 3,250,000 shares of Common Stock that the Company has agreed to issue to Ronald Lane, Harcharan Singh, William McCormick and Richard Feldheim (but has not issued as of the date hereof), and (vi) 324,900 shares of Common Stock that the Company has agreed to issue to certain other parties.

Maneesh beneficially owns 24,904,700 shares of Common Stock (1,500,000 of which it has been advised by the Company are titled solely in the name of Maneesh, and 4,000,000 of which will be titled solely in the name of Maneesh upon the issuance thereof), which represent, based on the above assumptions, approximately 51.4% of the outstanding shares of Common Stock.  Svizera beneficially owns 19,404,700 shares of Common Stock, which it has been advised by the Company will be, upon issuance thereof, titled solely in the name of Svizera, which represent, based on the above assumptions, approximately 40.1% of the outstanding shares of Common Stock.  Messrs. Vinay and Maneesh Sapte share beneficial ownership of 24,904,700 shares of Common Stock as the directors of Maneesh and Svizera authorized to effect transactions concerning these shares of Common Stock on behalf of Maneesh and Svizera.

(b)

Maneesh and Messrs. Vinay and Maneesh Sapte share the power to vote or to direct the vote or to dispose or direct the disposition of the 24,904,700 shares of Common Stock because Messrs. Vinay and Maneesh Sapte, as the directors authorized to act on behalf of Maneesh and Svizera, respectively, with respect to the 24,904,700 and 19,404,700 shares of Common Stock, respectively, may act on behalf of Maneesh and Svizera to vote or to direct the vote or to dispose or direct the disposition of the 24,904,700 and 19,404,700 shares of Common Stock titled in the name of Maneesh and Svizera, respectively. Neither Maneesh, Vinay or Maneesh Sapte hold sole power to vote or to direct the vote or to dispose or direct the disposition of any of the 24,904,700 shares of Common Stock.

(c)

Other than as described in Items 4 and 6 of this Schedule 13D, none.

(d)

Not applicable.

(e)

Not applicable.

ITEM 6.

CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and restated in entirety as follows:

Through its wholly-owned subsidiary, Svizera, Maneesh purchased for face amount a $1,000,000 principal amount Bridge Note issued by Kirk.  The Bridge Note was part of a series of an aggregate of $6,792,292 in aggregate principal amount of 2008 Bridge Notes issued by Kirk to accredited investors.

In connection with its purchase of the Bridge Note, Svizera obtained the right, along with other holders of 2008 Bridge Notes, upon the initial closing of the Company’s Series C Offering, to “roll-over” its Bridge Note in exchange for shares of the Company’s Series C Stock at a premium equal to 110% of the unpaid principal and interest of the Bridge Note and its proportionate share of any warrants, options, rights or other securities issued to purchasers of Series C Stock, to acquire additional Warrants for Common Stock initially equal to 40% (subject to increase depending on the timing of the closing of the Series C offering) of the number of shares of Common Stock issuable upon conversion of the Bridge Note, and to purchase an additional $5 million of Series C Stock and Warrants.  The Company also agreed to issue to Svizera 200,000 shares of Common Stock in consideration of its purchase of the Bridge Note.

The initial closing of the Company’s Series C Offering occurred on May 9, 2008.  In connection therewith, (i) Svizera exchanged its Bridge Note for 2,213 shares of the Company’s Series C Stock, 1,106,500 Warrants issuable pursuant to the Bridge Note and an additional 885,200 Warrants issuable pursuant to an agreement dated April 3, 2008 among the Company and the holders of all Bridge Notes, and (ii) Svizera subscribed for 10,000 shares of Series C Stock and an additional 5,000,000 Warrants for an aggregate cash purchase price of $5,000,000.

Each share of Series C Stock is convertible into shares of the Company’s Common Stock at an initial rate of 1,000 shares of Common Stock for each share of Series C Stock, subject to adjustment pursuant to the Certificate of Designations, Preferences and Rights of the Series C Stock (the “Series C Certification of Designations”), and votes on an as-converted basis together with the Company’s Common Stock and any class of preferred stock entitled to vote with the Company’s Common Stock at any annual or special meeting of the Company. The 2,213 shares of Series C Stock issuable upon exchange of the Svizera Bridge Note may be converted, subject to the Series C Certificate of Designations, into an aggregate of 2,213,000 shares of Common Stock.  The 10,000 shares of Series C Stock purchased for cash by Svizera are convertible, subject to the Series C Certificate of Designations, into an aggregate of 10,000,000 shares of Common Stock.

All such Warrants are exercisable at the option of the holder thereof at any time and from time to time for five years for shares of Common Stock at an exercise price of $0.75 per share, subject to adjustment for, among other things, stock splits, stock dividends, distributions, reclassifications and sales below the exercise price.

As a result of recent changes to the composition of the Company’s Board of Directors following the release on April 29, 2008 of the Nostrum and Mulye guaranties and undertaking and their replacement by a letter of credit in favor of BOI securing the Company’s credit facility with BOI, the Company’s current board members are Ronald Lane and Vinay Sapte.  Maneesh Sapte, Jyotindra Gange and Harcharan Singh are proposed to fill vacancies on the Company’s Board on May 23, 2008 resulting from an increase in the size of the Board to five (that will become effective on May 23, 2008) and the recent resignations of Messrs. McCormick and Feldheim.  If the new five member Board decides to expand to seven members, such vacancies shall be filled by a fourth Maneesh representative and a representative of Axiom Capital Management LLC.

Vinay Sapte, Ronald Lane and Harcharan Singh and their respective affiliates are among the principal parties to a Voting Agreement dated as of May 9, 2008 entered into upon the initial closing of the Series C Offering. Under the terms of the Voting Agreement, each of the parties agrees to vote all of its shares to ensure that the size of the Company’s Board will be five directors (or seven if the Board resolves to expand its size to seven).  Further, each of the parties agrees to vote its shares in favor of the following designations: (i) one director designated by Ronald Lane and his affiliates (to initially be Dr. Lane), (ii) one director designated by Harcharan Singh and his affiliates (to initially be Mr. Singh), (iii) three directors designated by Maneesh and its affiliates (to initially be Vinay Sapte, Maneesh Sapte and Jyotindra Gange). The Voting Agreement further provides that if the Board is expanded to seven directors, then Maneesh and its affiliates shall be entitled to one further designee and Axiom Capital Management LLC and Indigo Securities LLC shall be entitled to designate one director.  If certain of the parties to the Voting Agreement cease to beneficially own at least 4% of the outstanding shares of common stock of the Company determined immediately after giving effect to the initial closing of the Series C Offering, then the right of designation applicable to such party shall terminate and the right shall vest in the entire Board.

In connection with the Series C Offering, Maneesh and Svizera entered into a Registration Rights Agreement dated as of May 9, 2008 with the Company and the other purchasers of Series C Stock, pursuant to which, among other things, the Company has agreed to use its best efforts to file, within 45 days of final closing of the Series C Offering, with the SEC a registration statement covering the registration of (i) securities issuable upon exercise of the Warrants issued pursuant to the Series C Offering and placement agent warrants, (ii) securities issued by way of liquidated damages under the Registration Rights Agreement, (iii) up to 1,000,000 shares of Common Stock owned by Maneesh prior to May 8, 2008, (iv) 1,000,000 shares of Common Stock beneficially owned by Harcharan Singh as of May 8, 2008, and (v) 1,000,000 shares of Common Stock beneficially owned by Ronald Lane as of May 8, 2008.  If the registration statement has not been filed within 45 days of final closing of the Series C Offering or declared effective within 195 days following final closing, the Company has agreed to pay to each purchaser liquidated damages, payable in cash or Series C Preferred Stock, of 1% of the purchase price paid by such purchaser in the Series C Offering for each month until the registration statement is declared effective, with the total of the foregoing capped at 10%.

Svizera and the Company executed an agreement dated May 9, 2008 whereby the Company agreed, among other things: to execute the Voting Agreement; to promptly comply with Rule 14f-1 under the Securities Exchange Act of 1934, as amended; to take such action as it deems necessary to ensure that no party to the Voting Agreement is considered an Acquiring Person pursuant to the Rights Agreement dated as of September 8, 2006 between the Company and Continental Stock Transfer & Trust Company, as rights agent; to “gross-up” the 4,000,000 shares of Common Stock issuable to Maneesh in consideration of the release of the Nostrum and Mulye guaranties in the event that 10,661,000 shares of Common Stock are delivered to Nostrum in whole or part; to the subrogation of Maneesh to BOI in the event that Maneesh becomes a guarantor of the credit facility; to reimburse and indemnify Maneesh for losses and expenses incurred in connection with any credit enhancement Maneesh provides for the Company’s credit facility; and Svizera agreed that neither it nor its affiliates would engage Nostrum, Dr. Mulye, Anil Anand or any of their affiliates in connection with the Company except to resolve outstanding disputes between the Company and Mulye and his affiliates.

Pursuant to the Subscription Agreement, Svizera agreed, among other things, to purchase shares of Series C Stock and Warrants for an aggregate price of $5,000,000; the Company and Svizera made certain customary representations and warranties with respect to the offer, purchase and sale thereof; and the Company granted to Svizera, until the earlier of May 9, 2010 and such date on which less than $2,500,000 of Series C Stock remains unconverted, a right of first refusal with respect to its allocable share of any proposed sale by the Company to any person of any debt or equity securities; and to prepare and file with the SEC and distribute to its stockholders, a proxy statement or information statement, as applicable, on Schedule 14A or Section 14C of the Securities Exchange Act of 1934, as amended, and to schedule and hold any meeting of stockholders required to increase the authorized capitalization of the Company to at least such number of shares of Common Stock as shall be sufficient to permit the conversion, exercise or exchange of all outstanding securities of the Company as are convertible into or exercisable or exchangeable for, Common Stock.

Notwithstanding the foregoing, the Reporting Persons hereby affirm that the parties to the Voting Agreement do not constitute a group and disclaim beneficial ownership of any of the Company securities held by any party to the Voting Agreement other than the Reporting Persons  for purposes of Section 13(d) of the Act.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.

Description

1.

Joint Filing Agreement dated May 7, 2008 between Vinay R. Sapte, Maneesh Sapte, Maneesh Pharmaceuticals, Inc. and Svizera Holdings BV*

2.

Certificate of Designations, Preferences and Rights of Series C Convertible Preferred Stock dated May 9, 2008 of Synovics Pharmaceuticals, Inc.  1

3.

Form of Common Stock Purchase Warrant of Synovics Pharmaceuticals, Inc.2

4.

Form of Subscription Agreement dated as of May 9, 2008 between Synovics Pharmaceuticals, Inc. and the Investor party thereto3

5.

Form of Registration Rights Agreement dated as of May 9, 2008 among Synovics Pharmaceuticals, Inc., Axiom Capital Management, Inc., as Placement Agent, and the Investors party thereto4

6.

Voting Agreement dated as of May 9, 2008 among Synovics Pharmaceuticals, Inc. and the Stockholders party thereto5

7.

Agreement dated May 9, 2008 between Svizera Holdings BV and Synovics Pharmaceuticals, Inc.6

8.

Amendment No. 1 to Rights Agreement dated as of May 9, 2008 between Synovics Pharmaceuticals, Inc. and Continental Stock Transfer Company7

______

*

Incorporated by reference to Amendment No. 2 to Schedule 13D of the Reporting Persons filed May 7, 2008

1

Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of Synovics Pharmaceuticals, Inc. filed May 15, 2008

2

Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of Synovics Pharmaceuticals, Inc. filed May 15, 2008

3

Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Synovics Pharmaceuticals, Inc. filed May 15, 2008

4

Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Synovics Pharmaceuticals, Inc. filed May 15, 2008

5

Incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K of Synovics Pharmaceuticals, Inc. filed May 15, 2008

6

Incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K of Synovics Pharmaceuticals, Inc. filed May 15, 2008

7

Incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K of Synovics Pharmaceuticals, Inc. filed May 15, 2008

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: May 19, 2008

Maneesh Pharmaceuticals Ltd.

By:	/s/ Vinay R. Sapte
Vinay R. Sapte, Managing Director

Svizera Holdings BV

By:	/s/ Vinay R. Sapte
Vinay R. Sapte, Managing Director

/s/ Vinay R. Sapte
Vinay R. Sapte

/s/ Maneesh Sapte
Maneesh Sapte